Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 2, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1364
                Enhanced Quality 16 Strategy Portfolio, Series 1
                       File Nos. 333-206558 and 811-03763
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Dear Mr. Bartz:

     This letter relates to amendment no. 2 the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1364, filed on September 29, 2015 with the Securities and Exchange Commission. The registration statement proposes to offer the Sweet 16 Strategy Portfolio, Series 1 (the "Trust"). However, the Trust will change its name to the Enhanced Quality 16 Strategy Portfolio, Series
1. Consequently, the "Principal Investment Strategy" section will be replaced with the following:

          Under normal circumstances, the trust invests at least 80% of the value of its assets in common stocks of enhanced quality companies, which are companies that exhibit an attractive blend of quality, valuation and price appreciation characteristics. Utilizing a unique rule based strategy, the trust invests in 16 top ranked securities in the Russell 1000 Index selected by the sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of Guggenheim Partners, LLC.

     Please let us know if you have comments on the above. We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your comments filed on September 30th, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren